FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of May, 2017

Commission File Number: 001-12440

Enel Américas S.A.
(Translation of Registrant’s Name into English)

Santa Rosa 76
Santiago, Chile
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  [X]   Form 40-F  [   ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes    [  ]      No    [X]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes    [  ]      No    [X]

Indicate by check mark whether by furnishing the information ontained in this Form, the Registrant is also thereby furnishing the information to the Commission
pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes    [  ]      No    [X]

If °;Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

PRESS RELEASE ENEL AMÉRICAS’ CONSOLIDATED FINANCIAL STATEMENTS As of March 31, 2017

CONSOLIDATED FINANCIAL STATEMENTS OF

THE ENEL AMÉRICAS GROUP AS OF MARCH 31, 2017

▪    Revenues increased by 29.4% compared to the same period of the previous year, reaching US$ 2,334 million, which is mostly explained by higher revenues in Brazil and Argentina.

▪    EBITDA increased by 7.1%, explained by improved results obtained in Brazil, Colombia and Argentina, partially offset by Peru.

	EBITDA
Country	March 31
	1Q 2017	1Q 2016	Variation
	MM US$		%
Argentina	71	62	13.8
Brazil	177	155	14.4
Colombia	289	262	10.4
Peru	130	145	(10.6)
Enel Américas (*)	651	607	7.1

*Includes Holding and eliminations.

▪    Operating Income (EBIT) decreased by 1.2% in relation to the same period in 2016, reaching US$ 476 million.

▪    Net Income after taxes and before discontinued operations registered in 2016 reached US$ 143 million, 42% lower than in the same period of the previous year, explained mainly by a US$ 54 million increase in expenses due to taxes as a result of  the effects of the exchange rate in foreign investments denominated in US dollars due to tax purposes levied in 2016 and a lower financial result of US$ 47 million explained by the incorporation of Celg Distribuidora S.A. into the consolidation perimeter.

▪    Net financial debt amounted to US$ 2,883 million, 90.2% higher than at the end of 2016 mainly explained by the consolidation of CELG’s debt in this period.

▪    In 1Q 2017, CAPEX reached US$ 260 million, 27.5 % higher than the previous year, mostly due to the exchange rate effect mainly in Brazil and Colombia.

• 1 •

PRESS RELEASE ENEL AMÉRICAS’ CONSOLIDATED FINANCIAL STATEMENTS As of March 31, 2017

SUMMARY BY BUSINESS SEGMENT

Generation

▪    EBITDA in the generation segment increased by 2.4%, reaching US$ 352 million. The foregoing is explained by an improved  income obtained in Brazil, mainly due to higher physical sales offset by lower results in Peru and Argentina and,  to a lesser extent,  in Colombia.

Physical data

	1Q 2017	1Q 2016	Var %
Total Sales (GWh)	14,224	12,359	15.08%
Total Generation (GWh)	10,920	9,857	10.78%

Distribution

▪    EBITDA in the distribution segment was 12,6% higher than the previous year, reaching US$ 315 million; explained mainly by a better performance mostly in Argentina as a result of a new tariff regime, along with Colombia and Peru. The number of clients showed an increase of 358.827 without considering the new distribution companies consolidated by the Group. Taking the above into consideration, we incorporated 297.606 Cundinamarca clients following its merger with Codensa and 2.828,459 CELG clients.

Physical data

	1Q 2017	1Q 2016	Var %
Total Sales (GWh)	17,940	15,974	12.31%
Number of Clients	16,978,269	13,493,377	25.83%

FINANCIAL SUMMARY

The Company’s available liquidity has remained strong, as shown below:

• Cash and cash equivalent	US$ 1,698 million
• Cash and cash equiv. + 90-day cash investments	US$ 1,749 million
• Available committed lines of credit	US$ 290 million

➢  The average nominal interest rate in March 2017 decreased to 8.5 % from 10.2 % during the same period of the previous year, primarily influenced by better interest conditions for the refinancing of the Enel Américas Yankee Bond and due to a lower inflation in Colombia and Brazil,  offset, to a lesser extent,  by higher  interest rates in the Brazilian debt as a result of the incorporation of Celg.

• 2 •

PRESS RELEASE ENEL AMÉRICAS’ CONSOLIDATED FINANCIAL STATEMENTS As of March 31, 2017

Hedging and protection:

In order to mitigate the financial risks associated with foreign exchange rate and interest rate fluctuations, Enel Américas S.A. (the continuing company of the former Enersis Américas S.A.) has enacted policies and procedures aimed at hedging its financial statements against the volatility of these variables.

•   The foreign exchange rate risk hedging policy of Enel Américas S.A. (consolidated), establishes that there must be equilibrium between the index currency of the flows generated by each company and the currency in which they assume debt. Therefore, Enel Américas S.A. has entered into cross currency swaps of US$ 177 million and forwards of US$ 267 million.

•   In order to reduce volatility in the financial statements because of interest rate changes, Enel Américas S.A. (consolidated) keeps an adequate debt structure balance. Because of this, we have entered into interest rate swaps totaling US$ 18 million.

• 3 •

PRESS RELEASE ENEL AMÉRICAS’ CONSOLIDATED FINANCIAL STATEMENTS As of March 31, 2017

RELEVANT INFORMATION FOR THE ANALYSIS OF THESE FINANCIAL STATEMENTS

COMPANY REORGANISATION

Division Stage:

As stated in Note 6 of the current financial statements as of December 31, 2016: on December 18, 2015 the Shareholders’ Meeting of Enersis S.A. decided to approve the division of the Company subject to the compliance of certain conditions precedent. This consists of dividing Enersis and its subsidiaries, Endesa Chile and Chilectra in such a manner so as to separate, on the one hand, the generation and distribution businesses in Chile and the activities outside of Chile on the other hand.

On March 1, 2016, having met the conditions precedent, the division of Enersis Chile and its subsidiaries Endesa Chile and Chilectra took place, and as of that same date, the subsidiaries Enersis Américas (continuing company of the former Enersis S.A.), Endesa Américas, Chilectra Américas and Enel Chile S.A. (formerly Enersis Chile S.A.) began to exist legally.

Considering the above, and pursuant to the provisions of the International Financial Reporting Standards, all revenues and expenses corresponding to the generation and distribution businesses in Chile for the 2-month period ended February 29, 2016, are considered discontinued operations and are shown under the item “Profit (loss) stemming from discontinued operations” of the integral consolidated income statement.

For comparative purposes, this presentation method has also been applied to the income corresponding to 2016, thereby restating the integral consolidated income statement of the previous year.

Merger Stage:

At the Extraordinary Shareholders’ Meeting held on September 28, 2016, the respective shareholders of Enersis Américas, Endesa Américas and Chilectra Américas, voted and approved the merger of Endesa Américas and Chilectra Américas with over two-thirds approval of the voting shares of each of the entities, the merger of Endesa Américas and Chilectra Américas with and into Enersis Américas, where Enersis Américas is the continuing company. In this merger, Enersis Américas would absorb Endesa Américas and Chilectra Américas by incorporation to Endesa Américas and Chilectra Américas, each of which without liquidation, with Enersis Américas succeeding them in all their rights and obligations. On December 1, 2016, Enersis Américas changed its name to Enel Américas S.A.

For additional information, see Note 6.1 and 25.1.1 of Enel Américas’ consolidated financial statements as of March 31, 2017.

OTHER MATTERS.

Change of functional currency:

As a result of the corporate reorganization process carried out in 2016, as of this financial year the primary economic environment and the generation and use of the cash flows of Enel Américas shall be mainly denominated in US dollars. Therefore, as of January 1, 2017, Enel Américas changed both its functional currency as the presentation currency of the consolidated financial statements, from the Chilean Peso ("CLP") to US dollars ("US$"). More information related to this matter can be found in Note 3 of Enel Américas ’ financial statements as of March 31, 2017. The results in Chilean pesos for March 2016 to allow the comparison in dollars were converted at the average exchange rate for March 2016.

• 4 •

PRESS RELEASE ENEL AMÉRICAS’ CONSOLIDATED FINANCIAL STATEMENTS As of March 31, 2017

Change of Perimeter:

On February 14, 2017, our subsidiary Enel Brasil S.A. purchased 94.8% of the share capital of Celg Distribuião S.A. The impact of this operation in the financial statements consolidated as of March 31, 2017, plus other information related to this acquisition, are detailed in note 7.2. of the above-mentioned financial statements of Enel Américas as of March 31, 2017.

• 5 •

PRESS RELEASE ENEL AMÉRICAS’ CONSOLIDATED FINANCIAL STATEMENTS As of March 31, 2017

MARKETS IN WHICH THE COMPANY OPERATES

Enel Américas owns and operates generation, transmission and distribution companies in Argentina, Brazil, Colombia and Peru. Virtually all its revenue, income and cash flow comes from the operations of our subsidiaries; entities controlled jointly and associated companies in these four countries.

The following tables show some key indicators, as of March 31, 2017 and 2016 of the entities that operate in Argentina, Brazil, Colombia and Peru.

Generation and transmission business segment

Company	Markets	Energy Sales		Market
	in which	(GWh)		Share
	operates	1Q 2017	1Q 2016	1Q 2017	1Q 2016
Enel Generación Costanera S.A.	SIN Argentina	2,143	1,611	6.2%	4.7%
Enel Generación El Chocón S.A.	SIN Argentina	643	761	1.9%	2.2%
Central Dock Sud	SIN Argentina	1,387	1,203	4.0%	3.5%
Enel Generación Perú S.A. (Edegel)	SICN Peru	2,433	2,330	21.8%	21.3%
Enel Generación Piura S.A. Piura	SICN Peru	174	183	1.6%	1.7%
Emgesa S.A.	SIN Colombia	4,243	4,113	26.2%	24.8%
EGP Cachoeira Dourada S.A.	SICN Brasil	2,473	1,385	1.7%	1.0%
Compañìa Eléctrica de Fortaleza S.A.	SICN Brasil	728	773	0.5%	0.5%
Total		14,224	12,359

Distribution business segment

	Energy Sales		Energy Losses		Clients		Clients / Employees
Company	(GWh) ( * )		(%)		(thousand)
	1Q 2017	1Q 2016	1Q 2017	1Q 2016	1Q 2017	1Q 2016	1Q 2017	1Q 2016

Empresa Distribuidora Sur S.A. (Edesur)	4,635	4,701	12.1%	12.7%	2,513	2,483	592	596
Enel Distribución Perú S.A. (Edelnor)	2,074	2,008	7.8%	8.1%	1,379	1,344	2,235	2,178
Ampla Energia y Servicios S.A.	3,122	3,044	19.5%	20.2%	3,063	2,990	2,980	2,631
Compañía Energética de Ceará S.A. (Coelce)	2,657	2,800	12.8%	13.0%	3,926	3,786	3,459	3,271
Celg S.A.	2,079	-	12.7%	0.0%	2,828	-	2,631	-
Codensa S.A.	3,372	3,421	7.8%	7.0%	3,269	2,890	2,390	2,698
Total	17,940	15,974	12.1%	10.2%	16,978	13,493	1,724	1,656

(*) Includes final customer sales and tolls.

The following table shows a breakdown of energy sale revenues by business segment, by client category and by country as of March 31, 2017 and 2016.

• 6 •

PRESS RELEASE ENEL AMÉRICAS’ CONSOLIDATED FINANCIAL STATEMENTS As of March 31, 2017

Energy Sales Revenues
Generation and Distribution
(Figures in million US$)

Country	Argentina		Brazil		Colombia		Peru		Total Segments		Structure and adjustments		Total
	1Q 2017	1Q 2016	1Q 2017	1Q 2016	1Q 2017	1Q 2016	1Q 2017	1Q 2016	1Q 2017	1Q 2016	1Q 2017	1Q 2016	1Q 2017	1Q 2016

Generation	51	34	159	99	261	336	127	144	598	613	(185)	(143)	413	468
Regulated customers	-	-	84	61	-	-	77	52	161	113	(120)	(70)	41	43
Non regulated customers	-	2	88	38	156	208	41	74	285	322	(61)	(73)	224	247
Spot Market	-	20	-	-	-	128	4	13	4	161	(4)	-	-	161
Other Clients	51	12	(13)	-	105	-	5	5	148	17	-	-	148	17
	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Distribution	316	165	555	378	313	257	216	214	1,400	1,014	-	-	1,400	1,016
Residential	92	16	355	199	132	111	73	104	652	430	-	-	652	430
Commercial	112	70	191	79	61	53	20	43	384	245	-	-	384	246
Industrial	33	17	(58)	29	25	22	26	28	26	96	-	-	26	96
Other	79	62	67	71	95	71	97	39	338	243	-	-	338	244
Less: Consolidation adjustments	-	-	(81)	(61)	(61)	(43)	(44)	(40)	(186)	(144)	185	143	(1)	-

Energy Sales Revenues	367	199	633	416	513	550	299	318	1,812	1,483	-	-	1,812	1,484

Variation in million Ch$ and %.	168	84.4%	217	52.2%	(37)	(6.7%)	(19)	(6.0%)	329	22.2%	0.0%	0.0%	328	22.1%

I. - ANALYSIS OF THE FINANCIAL STATEMENTS

1. Analysis of the Income Statement

Net income attributable to the controlling shareholders of Enel Américas for the period ended on March 31, 2017, reached US$ 74 million; which represents a 70,7% reduction  in relation to the US$ 251 million income recorded in the same period of the previous year.

Below we present an item-by-item comparison of the income statement of the operations of the continuing activities for the periods that ended on March 31, 2017 and 2016:

• 7 •

PRESS RELEASE ENEL AMÉRICAS’ CONSOLIDATED FINANCIAL STATEMENTS As of March 31, 2017

CONSOLIDATED INCOME STATEMENT (Continuing Operations) (million US$)	1Q 2017	1Q 2016	Change	% Change

Revenues	2,334	1,804	530	29.4%
Sales	2,166	1,731	435	25.2%
Other operating income	168	73	95	130.5%
Procurements and Services	(1,252)	(900)	(352)	(39.1%)
Energy purchases	(813)	(547)	(266)	(48.7%)
Fuel consumption	(57)	(133)	76	57.5%
Transportation expenses	(123)	(88)	(35)	(39.3%)
Other variable costs	(259)	(132)	(127)	(95.5%)
Contribution Margin	1,082	904	178	19.7%
Personnel costs	(218)	(127)	(91)	(72.0%)
Other fixed operating expenses	(213)	(170)	(43)	(25.5%)
Gross Operating Income (EBITDA)	651	607	44	7.1%
Depreciation and amortization	(144)	(108)	(36)	(32.6%)
Reversal of impairment profit (impairment loss) recognized in profit or loss	(31)	(17)	(14)	(79.6%)
Operating Income	476	482	(6)	(1.2%)
Net Financial Income	(197)	(150)	(47)	(31.4%)
Financial income	63	67	(4)	(5.5%)
Financial costs	(263)	(231)	(32)	(13.6%)
Gain (Loss) for indexed assets and liabilities	0	(0)	0	0.0%
Foreign currency exchange differences, net	3	14	(11)	74.8%
Other Non Operating Income	1	(3)	4	(132.5%)
Net Income From Sale of Assets	1	(4)	5	(115.4%)
Share of profit (loss) of associates accounted for using the equity method	0	1	(1)	(66.4%)
Net Income Before Taxes	280	329	(49)	(14.9%)
Income Tax	(137)	(83)	(54)	(64.9%)
Net Income from Continuing Operations	143	246	(103)	(41.7%)
Net income (Loss) from discontinued operations after taxes	-	162	(162)	(100.0%)
NET INCOME	143	408	(265)	(64.8%)
	-	-	-	0.0%
NET INCOME	143	408	(265)	(64.8%)
Net Income attributable to owners of parent	74	251	(177)	(70.7%)
Net income attributable to non-controlling interest	69	157	(88)	(56.2%)

Earning per share from continuing operations (Ch$ /share)	0.00126	0.00289	(0.00163)	(56.2%)
Earning per share from discontinued operations (Ch$ /share)	-	0.00222	(0.00222)	(99.9%)
Earning per share (Ch$ /share)	0.00126	0.00512	(0.00385)	(75.2%)

(*) As of March 31, 2017 the average number of paid and subscribed shares were 58,324,975,387 (49,092,772,762 as of March 31, 2016)

• 8 •

PRESS RELEASE ENEL AMÉRICAS’ CONSOLIDATED FINANCIAL STATEMENTS As of March 31, 2017

EBITDA:

EBITDA of continuing activities during the period ended on March 31, 2017 reached US$ 651 million, which represents a US$ 44 million increase, equivalent to a 7,1% increase  in relation to the US$ 607 million EBITDA for the period that ended on March 31, 2016.

Below, we show  operating revenues, operating costs, personnel expenses and other expenses by nature for the operations of continuing activities that determine our EBITDA, broken down by business segment for the periods that ended on March 31, 2017 and 2016:

EBITDA FROM CONTINUING OPERATIONS
BY BUSINESS SEGMENT

	As of March 31
	2017	2016	Variation	Variation
	(US$ million)%
Generation and Transmission businesses
Argentina	53	85	(32)	(37.4)
Brazil	188	122	66	53.9
Colombia	272	339	(67)	(19.7)
Peru	173	184	(11)	(6.3)
Revenues Generation and Transmission businesses	686	730	(44)	(6.1)
Distribution business
Argentina	336	207	129	62.5
Brazil	918	489	429	87.8
Colombia	377	312	65	21.1
Peru	227	225	2	0.7
Revenues Distribution business	1,858	1,233	625	50.7
Less: consolidation adjustments and other activities	(210)	(159)	(51)	31.4
Total consolidated Revenues Enel Américas	2,334	1,804	530	29.4

Generation and Transmission businesses
Argentina	(7)	(35)	28	(79.4)
Brazil	(89)	(55)	(34)	62.2
Colombia	(90)	(152)	62	(40.6)
Peru	(81)	(79)	(2)	2.3
Procurement and Services Generation and Transmission businesses	(267)	(321)	54	(16.7)
Distribution business
Argentina	(196)	(86)	(110)	128.6
Brazil	(632)	(317)	(315)	99.2
Colombia	(213)	(186)	(27)	14.5
Peru	(155)	(153)	(2)	1.0
Procurement and Services Distribution business	(1,196)	(742)	(454)	61.3
Less: consolidation adjustments and other activities	211	163	48	29.4
Total consolidated Procurement and Services Enel Américas	(1,252)	(900)	(352)	39.1

Generation and Transmission businesses
Argentina	(14)	(13)	(1)	0.9
Brazil	(4)	(4)	0	(0.0)
Colombia	(7)	(5)	(2)	34.4
Peru	(9)	(8)	(1)	6.0
Personnel Exepenses Generation and Transmission businesses	(34)	(30)	(4)	14.4
Distribution business
Argentina	(56)	(51)	(5)	11.1
Brazil	(103)	(21)	(82)	399.3
Colombia	(11)	(10)	(1)	18.7
Peru	(7)	(6)	(1)	9.8
Personnel Exepenses Distribution business	(177)	(88)	(89)	101.4
Less: consolidation adjustments and other activities	(7)	(9)	2	(21.7)
Total consolidated Personnel Expenses Enel Américas	(218)	(127)	(91)	72.0

• 9 •

PRESS RELEASE ENEL AMÉRICAS’ CONSOLIDATED FINANCIAL STATEMENTS As of March 31, 2017

	As of March 31
	2017	2016	Variation	Variation
	(Ch$ million)%
Generation and Transmission businesses
Argentina	(7)	(7)	0	(0.4)
Brazil	(4)	(4)	0	17.5
Colombia	(13)	(16)	3	(22.3)
Peru	(9)	(8)	(1)	10.9
Other Expenses by Nature Generation and Transmission businesses	(33)	(35)	2	(6.4)
Distribution business			0
Argentina	(38)	(38)	0	-
Brazil	(97)	(55)	(42)	76.6
Colombia	(26)	(20)	(6)	25.2
Peru	(9)	(10)	1	(6.8)
Other Expenses by Nature Distribution business	(170)	(123)	(47)	38.5
Less: consolidation adjustments and other activities	(10)	(12)	2	(23.5)
Total consolidated Other Expenses by Nature Enel Américas	(213)	(170)	(43)	25.5

EBITDA
Generation and Transmission businesses			0
Argentina	25	30	(5)	(16.5)
Brazil	91	59	32	54.1
Colombia	162	166	(4)	(2.4)
Peru	74	89	(15)	(16.5)
EBITDA Generation and Transmission businesses	352	344	8	2.4
Distribution business			0
Argentina	46	32	14	43.0
Brazil	86	96	(10)	(10.1)
Colombia	127	96	31	32.1
Peru	56	56	0	-
EBITDA Distribution business	315	280	35	12.6
Less: consolidation adjustments and other activities	(16)	(17)	1	(10.3)
Total consolidated EBITDA Enel Américas	651	607	44	7.1

• 10 •

PRESS RELEASE ENEL AMÉRICAS’ CONSOLIDATED FINANCIAL STATEMENTS As of March 31, 2017

EBITDA OF THE GENERATION AND TRANSMISSION SEGMENT:

Argentina

EBITDA of our generation subsidiaries in Argentina reached US$ 25 million in March, 2017 representing a  US$ 5 million decrease  in relation to the same period of 2016.  The main variables, by subsidiary, that explain this decrease in 2017 income compared to 2016, are described below:

Enel Generación Costanera S.A.: (Lower EBITDA of US$ 11 million, mostly attributable to lower revenue for availability contracts, offset partially by the effects of higher physical sales and higher tariffs).

Costanera’s operating revenue dropped by US$ 10 million, or 31.5% in March 2017. This decrease is mostly explained by (i) US$ 17 million attributable to other revenues from the operations due, to a lesser extent, to the progress stage of the Availability Contract of the Turbo Steam units signed with the Ministry of Electric Energy, projects that are in their last stage of construction and (ii) to lower conversion income of US$ 3 million due to the 8,4% devaluation of the Argentine peso in relation to the US dollar. The above was offset by higher energy sales of  US$ 10 million, mainly due to (i) higher physical sales of 532 GWh of  US$ 1,5 million and (ii) the increase in the tariff compensation by the new regulation applied as of February 2017 of US$ 8,5 million.

Costanera’s operating costs increased by US$ 1 million, or 81,9% in 2017, as a result of (i) greater fuel consumption of US$ 1 million.

Costanera’s personnel expenses were in line with the expenses for the same period of the previous year.

Other expenses by nature were in line with the expenses for the same period of the previous year.

Enel Generación El Chocón S.A.: (Higher EBITDA of US$ 2 million, mostly attributable to higher energy sales due to a higher tariff because of a new tariff regulation).

The operating revenue of El Chocón increased by US$ 3 million, or 26.1% in 2017, mostly because of an increase in a tariff compensation due to a new regulation applied as of February 2017 of US$ 4 million despite lower physical sales of 118 GWh offset by lower conversion income of US$ 1 million due to the 8,4% devaluation of the Argentine peso in relation to the US dollar.

El Chocon’s operating costs were in line with the expenses for the same period of the previous year.

Personnel expenses at El Chocón increased by US$ 0,5 million mostly as a result of higher remunerations and benefits.

Other expenses by nature at El Chocón increased by US$ 0,2 million, mostly attributable to higher expenses for motor generator operation services

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PRESS RELEASE ENEL AMÉRICAS’ CONSOLIDATED FINANCIAL STATEMENTS As of March 31, 2017

Central DockSud: (A greater EBITDA of US$ 3 million, mostly attributable to the increase in physical sales compared to the previous year caused by a greater market demand).

The operating revenue of DockSud decreased by US$ 24 million, or 57,1%, in 2017, which is explained by a decrease in (i) other service supply of US$ 28 million due to lower recognitions of own fuels in relation to the same period of the previous year plus (ii) lower conversion effects of US$ 3 million due to the 8.4% devaluation of the Argentine peso in relation to the US dollar. The above was offset by higher (i) energy sales of 184 GWh for the amount of  US$ 6 million and (ii) higher revenue for tariff compensation due to the new regulation applied in February 2017 of US$ 1 million.

The operating costs of DockSud decreased by US$ 28 million, or 90,8% in 2016, lower gas consumption costs due to the fact that in 2017 Cammesa settled this concept directly with the distributors.

DockSud’s personnel expenses increased by US$ 1 million in 2017, as a consequence mainly of salary increases and work union agreements.

Other expenses by nature were in line with the expenses for the same period of the previous year.

Brazil

EBITDA of our generation and transmission subsidiaries in Brazil totaled US$ 91 million in 2017 representing  an increase of US$ 32 million in relation to the same period of the previous year. The main variables, by subsidiary, that explain this 2017 income increase, as compared to the year 2016, are described below:

EGP Cachoeira Dourada S.A.: (EBITDA was higher by US$ 6 million, mainly because of higher physical sales in relation to the previous year triggered by a greater market demand).

The operating revenue of Cachoeira Dourada increased by US$ 45 million, or 81,4%, in 2017. This increase is mostly explained by (i) US$ 32 million increase due to higher energy sales of 1.088 GWh because of a greater market demand. Additionally, (ii) there was a US$ 13 million increase due to the 19,5% appreciation of the Brazilian Real in relation to the US dollar.

The operating costs of Cachoeira Dourada increased by US$ 39 million, or 170.2%, in 2017, made up mostly by (i) US$ 33 million increase due to greater energy purchases given the rise in demand from free clients as compared to 2016 and (ii) higher transportation expenses of US$ 1 million, mostly because of a greater market demand and (iii) a US$ 5 million increase due to the 19.5% appreciation of the Brazilian real in relation to the US dollar.

Cachoeira Dourada’s personnel expenses were in line with the expenses for the same period of the previous year.

Cachoeira Dourada’s other expenses by nature were in line with the expenses for the same period of the previous year.

• 12 •

PRESS RELEASE ENEL AMÉRICAS’ CONSOLIDATED FINANCIAL STATEMENTS As of March 31, 2017

Compañía Eléctrica de Fortaleza: (Higher EBITDA of US$ 19 million, mostly attributable to lower gas consumption costs on account of a lower purchase price and better energy sale prices).

The operating revenue of Fortaleza increased by US$ 15 million, or 28,9%, in 2017 mostly due to a US$ 14 million increase in energy sales  (i) due to better average sale prices to distributors of US$ 4 million and due to (ii) US$ 10 million increase as a result of  the 19,5% appreciation of the Brazilian real in relation to the US dollar. Furthermore, there was a US$ 1 million increase as a result of the Provin fiscal incentive recognition.

Fortaleza’s operating costs dropped by US$ 5 million, or 16,1%, in 2017, because of reduced energy consumption of US$ 6 million, mostly explained by (i) a US$ 12 million decrease in gas purchase prices in relation to the same period of the previous year offset by (ii) a US$ 6 million increase due to the conversion effects as a result of  the 19,5% appreciation of the Brazilian Real in relation to the US dollar. Furthermore, there was a US$ 1 million increase in transport costs.

Fortaleza’s personnel expenses were in line with the expenses for the same period of the previous year.

Fortaleza’s other expenses by nature were in line with the expenses for the same period of the previous year.

Enel Cien S.A.: (Higher EBITDA of US$ 6 million, mainly due to RAP increase according to the regulator’s dispatch).

Cien’s  operating revenue increased by US$ 6 million, or 40,9% in 2016. This increase is mostly explained by the US$ 3 million increase in the Permitted Annual Income (RAP, in its Portuguese original) pursuant to the regulator’s dispatches, and the US$ 4 million conversion effect caused by the 19,5% appreciation of the Brazilian real in relation to the US dollar.

The operating costs of Cien were in line with the expenses for the same period of the previous year.

Cien’s personnel expenses were in line with the expenses for the same period of the previous year.

Cien’s other expenses by nature were in line with the expenses for the same period of the previous year.

• 13 •

PRESS RELEASE ENEL AMÉRICAS’ CONSOLIDATED FINANCIAL STATEMENTS As of March 31, 2017

Colombia

EBITDA of our generation subsidiary in Colombia reached US$ 162 million in 2017, which represents a US$ 4 million decrease in relation to the same period of the previous year. The main variables that explain this increase in the income as of March 2017, as compared to the same period of the previous year are described below:

Emgesa SA: (lower EBITDA of US$ 4 million mostly because of lower energy sale prices in the energy stock exchange offset by lower costs of energy and fuel purchase prices).

Emgesa’s operating revenue decreased by US$ 67 million, or 19,7% in 2017. This decrease is mostly explained by US$ 113 million coming from: (i) lower revenues from energy sales of US$ 126 million due to lower average sale prices in the energy stock exchange offset by (ii) higher energy sales of 130 GWh of US$ 13 million.

In addition,  other sales (i) increased due to a greater volume of gas sold for US$ 3 million, (II) higher services supplied for US$ 5 million mainly for insurance indemnity and warranty implementation from the Quimbo project and higher revenue of US$ 38 million as a result of the 10,3% appreciation of the Colombian peso in relation to the US dollar.

Emgesa’s operating costs dropped by US$ 62 million, or 40.7%, in 2017, mostly explained by reduced energy purchases of US$ 55 million explained by lower energy stock market purchases of 404 GWh of US$ 25 million due to higher generation on account of improved hydrology conditions and (ii) lower average energy prices at the energy stock exchange of (-$110/KWh) for US$ 30 million, (iii) lower fuel consumption of US$ 29 million made up by US$ 31 million due to lower thermal generation in Termozipa and Cartagena offset by a US$ 2 million increase due to higher average sale prices. These decreases were partially offset by (i) a US$ 3 million increase in transport costs due to the increase in prices as a result of a higher inflation, (ii) a US$ 3 million increase in variable expenses of other procurement and services due to a tax effect increase  associated with an increased  hydroelectric generation; and a US$ 16 million increase due to the conversion difference as a result of the 10,3% appreciation of the Colombian peso in relation to the US dollar.

Emgesa’s personnel expenses increased by US$ 2 million mostly associated with higher salary costs and bonuses.

Emgesa’s other expenses by nature decreased by US$ 3 million, or 22,1 % in 2017, mainly due to a US$ 5 million decrease for a lower wealth tax in relation to the same period of the previous year, which was offset by a US$ 2 million increase due to the conversion effect as a result of the 10,3% appreciation of the Colombian peso in relation to the US dollar.

• 14 •

PRESS RELEASE ENEL AMÉRICAS’ CONSOLIDATED FINANCIAL STATEMENTS As of March 31, 2017

Peru

The EBITDA of our generation subsidiaries in Peru reached US$ 74 million in 2017, which represents a US$ 15 million drop  in relation to the same period of the previous year. The main variables, by subsidiary, that explain such reduction in the 2017 income, as compared to that of the year 2016, are described below:

Enel Generación Perú S.A. (Edegel): (A lower EBITDA of US$ 14 million mostly because of lower revenue due to lower average sale prices).

Edegel ‘s operating revenue decreased by US$ 7 million, or 4,3% in 2017. This decrease is mostly explained by US$ 18 million of lower energy sales triggered by the decrease of average sale prices because of a US$ 20 million marginal cost reduction offset by higher sales of 103 GWh of US$ 2 million because of a higher demand. The foregoing was offset by higher toll revenues as a result of free client capture of US$ 5 million and higher conversion effects as a result of the 4,7% appreciation of the Peruvian Sol in relation to the US dollar.

Edegel ‘s operating costs increased by US$ 6 million, or 9.7%, in 2017, mostly composed by a US$ 13 million increase on account of greater spot market energy purchases in order to meet the demand and new contracts and higher transportation costs of US$ 4 million due to the capture of new free clients and higher conversion effects as a result of the 4.7% appreciation of the Peruvian Sol in relation to the US dollar. The foregoing was partially offset by lower fuel consumption of US$ 12 million due to a lower thermal production of US$ 4 million and the cleaning of a duct carried out in 2016 which cost US$ 8 million and higher variable provision and service costs of US$ 2 million due to the increase resulting from regulated charged for renewable energies.

Edegel‘s personnel expenses were in line with the expenses for the same period of the previous year.

Edegel ‘s other expenses by nature increased by US$ 1 million, mostly because of higher costs of other services.

Enel Generación Piura S.A.: (EBITDA in line with the same period of the previous year.)

The operating revenue of Piura S.A. decreased by US$ 4 million, or 16,7%, in 2017. This decrease is mostly explained by a US$ 7 million lower energy sales made up mainly by (i) a US$ 3 million decrease due to the drop in physical sales of 9 GWH as a result of  a lower demand; and (ii) a US$ 4 million decrease due to lower average sale prices. These decreases were partially offset by a US$ 4 million increase due to higher toll payments from free clients.

The operating costs of Piura S.A. decreased by US$ 4 million, or 33,1%, in 2017, comprised mostly by (i) a US$ 6 million decrease in fuel consumption,  mainly petrol, due to a problem in the Camisea gas duct  in January 2016 which made it necessary to produce energy using diesel  offset by higher energy purchases of US$ 2 million mainly due to the price effect.

The personnel expenses of Piura S.A. were in line with the expenses for the same period of the previous year.

Other expenses by nature of Piura S.A. were in line with the expenses for the same period of the previous year.

• 15 •

PRESS RELEASE ENEL AMÉRICAS’ CONSOLIDATED FINANCIAL STATEMENTS As of March 31, 2017

DISTRIBUTION SEGMENT EBITDA:

Argentina

Empresa Distribuidora Sur S.A. (Edesur): (Higher EBITDA of US$ 14 million principally due to tariff increase).

EBITDA of our subsidiary Edesur in Argentina reached US$ 46 million in 2017, which represents a US$ 14 million increase in relation to the same period of the previous year. The main variables that explain this increase in the 2017 income, as compared to the year 2016, are described below:

The operating revenue of Edesur increased by US$ 129 million, or 62,5% in 2017, mostly because of: (i) the acknowledgment of a greater revenue from energy sales of US$ 184 million as a result of the application of the new tariff review as published by Resolution No. 19 dated February 2, 2017 issued by the ENRE; (ii) offset by lower energy sales of US$ 20 million of 29 GWh; higher service costs of US$ 4 million mainly due to higher toll services that lead to the increase in energy demand and due to better average sale prices. These increments were partially offset by: (i) lower other operating revenue of US$ 23 million as a result of the application of Resolution No. 2/2016 issued by the ENRE on January 29, 2016 that annulled  the old Resolution 32/15 whose results were registered only in the month of January, 2016 and (ii) a reduction of US$ 16 million caused by the 8,4% devaluation of the Argentinean peso in relation to the US dollar.

Edesur’s operating costs increased by US$ 110 million, or 128,6% mostly on account of: (i) greater energy purchases of US$ 61 million, mostly attributable to US$ 64 million increase in prices as a result of domestic inflation and offset by lower physical purchases of US$ 3 million; and (ii) a US$ 55 million  increase of other variable provisions and services mostly attributable to fines for the quality of service and commercial quality and compensation to clients. This increment was partially offset by a US$ 6 million reduction  caused by the 8,4% devaluation of the Argentinean peso in relation to the US dollar.

Edesur’s personnel expenses increased by US$ 5 million, as a consequence of (i) higher expenses of US$ 12 million in salaries as a result mainly of domestic inflation; (ii) a US$ 4 million decrease as a result of labor costs in construction and (iii) a US$ 3 million decrease as a result of the 8,4% devaluation of the Argentinean peso in relation to the US dollar.

Other expenses by nature in Edesur were in line with the expenses for the same period of the previous year.

Energy losses decreased by 0.6 p.p. reaching 12,1% of the operating costs for 2017. The number of Edesur clients as of 2017 reached 2.513 million, which represented an increase of 30.000 new clients, as compared to the same period of the previous year.

• 16 •

PRESS RELEASE ENEL AMÉRICAS’ CONSOLIDATED FINANCIAL STATEMENTS As of March 31, 2017

Brazil

EBITDA of our distribution subsidiaries in Brazil reached US$ 86 million in 2017, which represents a US$ 10 million decrease in relation to the same period of the previous year. The main variables, by subsidiary, that explain such a decrease in the 2017 income, as compared to that of 2016, are described below:

Enel Distribución Río S.A. (ex Ampla): (Higher EBITDA of US$ 14 million, mostly attributable to greater energy demand for hired energy).

Ampla’s operating revenue increased by US$ 116 million or 43,3% in 2017 explained mostly by the US$ 88 million increase in revenue from energy sales attributable mainly to (i) a US$ 47 increase due to the 19.5% appreciation of the Brazilian real in relation to the US dollar; (ii) a US$ 43 million increase  due to higher income from regulatory assets and liabilities; (iii) a US$ 27 million increase in revenue in the compensation applied using the tariff scheme; (iv) a US$ 10 million increase due to a higher income from taxes received from research and development and energy efficiency and (v) a US$ 3 million increase in revenue for subsidies for low income.

The foregoing was partially offset by (i) a US$ 29 million decrease in lower recovery cost from the use of thermal generation to mitigate hydrological risks; (ii) a US$ 8 million decrease from lower PIS/COFINS tax burden on sales; (iii) and a decrease of US$ 5 million for provision for energy income that was not invoiced due to a lower demand.

Furthermore,  an increase in other services and other operating income of US$ 28 million mainly due to: (i) increases in tolls and transmission of US$ 11 million, (ii) increase due to the conversion effects as a result of the 19,5% appreciation of the Brazilian real in relation to the US dollar of US$ 18 million, offset by lower revenues from construction from IFRIC 12 concession contracts of US$ 1 million.

Ampla’s operating costs increased by US$ 93 million or 54,3% in 2017, mostly explained by: (i) US$ 76 million in higher costs on account of energy purchases related to: a US$ 58 million increase of higher purchases to cover a greater associated demand, a US$ 24 million increase due to the conversion effects as a result of the 19,5% appreciation of the Brazilian real in relation to the US dollar and  a US$ 6 million decrease due to lower prices for regulated industrial tariffs, (ii) a US$ 5 million increase in energy transport costs and (iii) an increase in the costs of other variable supplies and services of US$ 12 million mainly due to the  conversion effects of Brazilian Real in relation to the U.S. dollar of US$ 14 million offset by lower construction costs from concession contracts (IFRIC 12) of US$ 2 million

Ampla’s personnel expenses dropped by US$ 1 million in 2017, as a consequence of (i) higher labor costs in construction.

Other expenses by nature in Ampla increased by US$ 10 million mostly explained by the 19.5% appreciation of the Brazilian real in relation to the US dollar.

Energy losses decreased by 0.7 p.p. reaching 19,5% of 2017 operating costs as of March 2017, Ampla had 3.063 million clients, which represented an increase of 73.000 new clients as compared to the same period of the previous year.

• 17 •

PRESS RELEASE ENEL AMÉRICAS’ CONSOLIDATED FINANCIAL STATEMENTS As of March 31, 2017

Enel Distribución Ceará S.A. (ex Coelce): (Higher EBITDA of US$ 19 million, mostly attributable to a greater energy margin linked to lower tariffs and higher energy purchases).

The operating revenue in Coelce increased by US$ 94 million, or 42.4 % in 2017, mostly due to: (i) a US$ 68 million increase from energy sales mainly attributable to (i) a US$ 45 million increase in the conversion effects of the 19.5% appreciation of the Brazilian real in relation to the US dollar; (ii) a US$ 23 million increase due to a higher income from regulatory assets and liabilities; (iii) a US$ 20 million increase in revenue in compensation applied using the tariff scheme; (iv) a US$ 12 million in revenue from measuring energy in meters and (v) a US$ 4 million increase in revenue for subsidies for low income.

This was partially offset by (i) a US$ 26 million decrease in lower recovery costs from the use of thermal generation to mitigate hydrological risks; (ii) a US$ 4 million decrease in lower PIS/COFINS tax burden on sales; (iii) and a decrease of US$ 6 million due to lower physical sales of 143 GWh.

In addition,  an increase in other services and other operating income of US$ 26 million mainly due to: (i) US$ 6 million increases in tolls and transmission, (ii) a US$ 10 million increase due to the conversion effects of the 19,5% appreciation of the Brazilian real in relation to the US dollar and (iii) increase from the revenue from the IFRIC 12 concession contracts of US$ 10 million.

The operating costs in Coelce increased by US$ 61 million or 41,7% in 2017, mostly explained by (i) a US$ 42 million increase from energy purchases attributed to a US$ 7 million increase  in higher purchases to cover the increased associated demand, a US$ 28 million increase due to the conversion effects of the 19.5% appreciation of the Brazilian real in relation to the US dollar and a US$ 7 million increase due to lower prices in regulated industrial tariffs (ii) an increase of US$ 3 million in the energy transport costs and (iii) an increase in the costs of other variable supplies and services of US$ 16 million mainly due to conversion effects of the 19.5% appreciation of the Brazilian real in relation to the US dollar of US$ 6 million plus construction costs of the IFRIC 12 concession contracts of US$ 10 million.

Coelce’s personnel expenses increased by US$ 2 million as a consequence, mainly, of the conversion effects of the 19,5% appreciation of the Brazilian real in relation to the US dollar.

Coelce’s other expenses by nature increased by US$ 11 million, or 66.8% in 2017, mostly because of (i) a US$ 4 million increase in higher third party service costs for line and network maintenance, (ii) an increase of USD$ 3 million in civil liability risks provisions and (iii) a US$ 4 million increase as a result of the conversion effects of the 19.5% appreciation of the Brazilian real in relation to the US dollar.

Energy losses during 2017 decreased by 0.2 p.p. reaching 12,8% of operating costs. As of March 2017, Coelce had 3,926 million clients, which represented an increase of 140.000 new clients as compared to the same period of the previous year.

Celg distribution S.A.: (company entered into the consolidation perimeter as of February 14, 2017 since that was the date on which the purchase was made. A negative EBITDA of US$ 43 million as of March 31, 2017.)

Celg’s Operating revenue reached US$ 219 million, made up by (i) energy sales of US$ 20 million from the sales of 2.105 GWh., (ii) other services of US$ 166 million which mainly correspond to the revenue from tolls and transmission, and (iii) other operating income of US$ 33 million corresponding mainly to the income from the IFRIC 12 concession contracts.

• 18 •

PRESS RELEASE ENEL AMÉRICAS’ CONSOLIDATED FINANCIAL STATEMENTS As of March 31, 2017

Celg’s operating costs reached US$ 161 million, made up of (i) energy purchases of US$ 119 million to meet the demand, (ii) transportation expenses of US$ 6 million and (iii) other variable supplies and services of US$ 35 million corresponding mainly to construction costs for the IFRIC 12 concession contracts.

Celg’s personnel costs totalled US$ 81 million which includes provision for the voluntary retirement plan of US$ 60 million.

Other expenses by nature in Celg reached US$ 21 million corresponding mainly to higher third party service costs for line and network maintenance and other services.

Energy losses totalled 12.7% of operating costs in 2017. The number of Celg clients was 2.828 million as of March 2017.

• 19 •

PRESS RELEASE ENEL AMÉRICAS’ CONSOLIDATED FINANCIAL STATEMENTS As of March 31, 2017

Colombia

EBITDA of our Codensa subsidiary in Colombia reached US$ 127 million in 2017, which represents an increase of US$ 31 million in relation to the previous year. The main variables that explain such increase in the 2017 income, as compared to the year 2016, are described below:

Codensa S.A.: (Higher EBITDA of US$ 31 million mostly explained by a greater revenue from better average sale prices).

Codensa’s operating revenue increased by US$ 65 million or 21,1% in 2017 because of (i) greater revenue from energy sales of US$ 26 million mostly attributable to higher tariffs due to inflation (ii) a US$ 3 million increase in revenues from other services mainly made up of revenues from tolls and transmission due to higher rates because of inflation and (iii) finally, a US$ 37 increase as a result of the conversion effects of the 10,3 % appreciation of the Colombian peso in relation to the US dollar.

Codensa’s operating costs increased by US$ 27 million or 14.5% in 2017, mainly explained by (i) a US$ 6 million decrease in energy purchases mainly attributable to: a US$ 9 million decrease for lower energy purchases on the stock exchange of 242 GWh offset by an increase of US$ 3 million for lower average purchase prices (-$2/KWh) (ii) a US$ 6 million increase in transport costs made up mainly by an increase in the use of networks, and (iii) a US$ 6 million in costs of other variable supplies and services as a result of US$ 2 million increase in maintenance incentive for service quality and a US$ 4 million increase in higher costs associated with new business. Additionally, a US$ 21 million increase as a result of the conversion effects of the 10,3 % appreciation of the Colombian peso in relation to the US dollar.

Codensa’s personnel expenses increased by US$ 1 million, or 18.3% in 2017, as a consequence of (i) a US$ 2 million expense reduction mainly explained by higher labor costs in construction works; (ii) a US$ 2 million increase in salary and wages and (iii) a US$ 1 million increase as a result of the conversion effects of the 10,3 % appreciation of the Colombian peso in relation to the US dollar.

Codensa’s other expenses by nature increased by US$ 6 million, or 2.6% in 2017 or 25.2%, mostly due to (i) a US$ 4 million increase in agreements costs for collection and other services and (ii) a US$ 3 million increase in higher third party service costs for the maintenance of lines and networks and others. Additionally, a US$ 3 million increase as a result of the conversion effects of the 10.3 % appreciation of the Colombian peso in relation to the US dollar.

Such increments were partially offset by a US$ 4 million reduction caused by lower wealth tax costs in relation to the same period of the previous year.

The 2017 energy losses increased by 0.8 p.p. reaching 7,8% of operating costs. Codensa had 3.269 million as of March 2017 which represents an increase of 379.000 new clients, as compared to the same period of the previous year mainly due to the merger by absorption of EE Cundimarca.

• 20 •

PRESS RELEASE ENEL AMÉRICAS’ CONSOLIDATED FINANCIAL STATEMENTS As of March 31, 2017

Peru

EBITDA of our Enel Distribución Perú S.A. subsidiary in Peru reached US$ 56 million in 2017 being in line with the same period of the previous year. The main variables that explain this increase in the 2017 income, as compared to that of the year 2016, are described below:

Enel Distribución Peru S.A. (Edelnor): ( EBITDA in line with the same period of the previous year).

Edelnor’s operating revenue increased by US$ 2 million due to (i) a US$ 2 million increase in revenue from other services mainly income from the movement of networks and installation works.

Edelnor’s operating costs increased by US$ 2 million mostly explained by a US$ 2 million increase in higher variable provisions and higher service expenses for line and network maintenance.

Edelnor’s personnel expenses increased by US$ 1 million due to higher remunerations.

Edelnor’s other expenses by nature decreased by US$ 1 million due to lower variable costs.

Energy losses dropped by 0.3 p.p. reaching 7.8% of operating costs in 2017. Edelnor had 1.379 million clients as of 2017, which represents an increase of 35.000 new clients, as compared to the same period of the previous year.

The following table shows, by segment and by country, a summary of EBITDA, Depreciation Expenses, Amortization and Impairment, and EBIT for the subsidiaries of Grupo Enel Américas that comprises the operations of the activities that continued during the periods ended as of March 31, 2017 and 2016.

	As of March 31, 2017			As of March 31, 2016
Segment	EBITDA	Depreciation, amortization and impairment	EBIT	EBITDA	Depreciation, amortization and impairment	EBIT
	(Million US$)

Generation and Transmission
Argentina	25	(14)	11	30	(11)	19
Brazil	91	(9)	82	59	(7)	52
Colombia	162	(18)	144	166	(16)	150
Peru	74	(17)	57	89	(17)	72
Total Generation and Transmission	352	(58)	293	344	(51)	293

Distribution
Argentina	46	(12)	34	32	(5)	27
Brazil	86	(27)	59	96	(19)	77
Colombia	127	(12)	115	96	-	96
Peru	56	(117)	(61)	56	(73)	(17)
Total Distribution	315	(167)	148	280	(97)	183
Less: consolidation adjustments and other activities	(16)	(174)	(190)	(17)	(125)	(143)
Total Consolidated Enel Américas	651	(175)	476	607	(125)	482

• 21 •

PRESS RELEASE ENEL AMÉRICAS’ CONSOLIDATED FINANCIAL STATEMENTS As of March 31, 2017

Depreciation, Amortization, Impairment

Depreciation, amortization and impairment reached US$ 175 million in 2017, which represents an increase of US$ 50 million in relation to the same period of 2016.

Depreciation and amortization reached US$ 144 million in 2017 representing a US$ 36 million increase  compared to same period of 2016. The former is explained mainly by: (i) a US$ 19 million increase in Grupo Enel Brazil  that includes the incorporation  of Celg Distribucion as of February 14, 2017 of US$ 9 million, Enel Distribucion Rio of US$ 2 million due to higher activations, Enel Distribucion Ceará of US$ 1 million due to higher activations, the difference is due to the conversion effects of the Brazilian real in relation to the US Dollar of US$ 7 million; (ii) a US$ 11 million increase in Colombia as a result of higher depreciation in Emgesa of US$ 2 million due to higher activations of thermal installations and Codensa of US$ 5 million due to the increase in the substations, lines and networks Additionally , US$ 4 million due to the conversion effects of the Colombian peso in relation to the US dollar and (iii) a US$ 4 million increase in Enel Costanera due to higher depreciations in combined cycles in Siemens and Mitsubishi and Edesur of US$ 2 million due to greater activations.

On the other hand, impairment reached US$ 31 million in 2017, representing a US$ 14 million increase  in relation to the same period of 2016, explained mostly by: (i) US$ 7 million in Enel Distribucion Rio of US$ 5 million for the increase in the provision of un-collectability, US$ 2 million of Celg Distribucion due to incorporation as of February 14, 2017 and (ii) Edesur of US$ 5 million due to higher un-collectability due to the country’s current situation.

• 22 •

PRESS RELEASE ENEL AMÉRICAS’ CONSOLIDATED FINANCIAL STATEMENTS As of March 31, 2017

The following table shows the consolidated income from activities for the periods ended March 31, 2017 and 2016:

NON OPERATING INCOME CONTINUING OPERATIONS

	As of March 31
	2017	2016	Variation	Variation
	(US$ million)%
Financial Income
Argentina	17	13	4	36.3
Brazil	36	35	1	2.9
Colombia	6	5	1	20.8
Peru	3	1	2	104.1
Consolidation adjustments and other activities	1	13	(12)	(90.6)
Total Financial Income	63	67	(4)	(5.5)
Financial Costs
Argentina	(101)	(107)	6	(6.2)
Brazil	(100)	(59)	(42)	71.3
Colombia	(47)	(50)	3	(5.6)
Peru	(10)	(9)	(1)	10.3
Consolidation adjustments and other activities	(5)	(7)	2	(27.2)
Total Financial Costs	(263)	(231)	(32)	13.6
Foreign currency exchange differences, net
Argentina	(6)	21	(27)	(128.5)
Brazil	(10)	7	(17)	(238.4)
Colombia	1	1	(0)	(20.6)
Peru	(1)	0	(1)	(556.1)
Consolidation adjustments and other activities	19	(15)	34	(225.2)
Total Foreign currency exchange differences, net	3	14	(11)	(74.8)
Gain (Loss) for indexed assets and liabilities (1)	-	-	-	-
Net Financial Income Enel Américas	(197)	(150)	(47)	31.4

• 23 •

PRESS RELEASE ENEL AMÉRICAS’ CONSOLIDATED FINANCIAL STATEMENTS As of March 31, 2017

	As of March 31
	2017	2016	Variation	Variation
Other Gain (Losses)	(US$ million)%
Argentina	-	-	-	-
Brazil	-	(4)	4	(100.0)
Colombia	-	-	-	-
Peru	1	-	1	100.0
Menos: Ajustes de consolidación y otras actividades de negocio	-	-	-	-
Total Other Gain (Losses)	1	(4)	5	(100.0)
Share of profit (loss) of associates accounted for using the equity method
Argentina	-	-	-	-
Brazil	-	-	-	-
Colombia	-	1	(1)	(100.0)
Peru	-	-	-	-
Less: consolidation adjustments and other activities	-	-	-	-
Total Share of profit (loss) of associates accounted for using the equity method	-	1	(1)	(100.0)

Total Non Operating Income	1	(3)	5	(121.4)

Net Income Before Taxes	280	329	(49)	(14.9)
Income Tax
Enel Américas (holding)	(14)	69	(83)	(119.8)
Argentina	(13)	(14)	1	(12.1)
Brazil	(6)	(29)	23	(77.7)
Colombia	(77)	(78)	1	(1.0)
Peru	(27)	(31)	4	(12.1)
Total Income Tax	(137)	(83)	(54)	64.9
Net Income after taxes	143	246	(103)	(41.7)
Profit (Loss) from discontinued operations, after taxes	-	162	(162)	(100.0)
Net Income	143	408	(265)	(64.8)
Net Income attributable to owners of parent	74	251	(177)	(70.7)
Net income attributable to non-controlling interest	69	157	(88)	(56.2)

• 24 •

PRESS RELEASE ENEL AMÉRICAS’ CONSOLIDATED FINANCIAL STATEMENTS As of March 31, 2017

Financial income

Financial income reached a US$ 197 million loss as of March 2017, representing a US$ 47 million increase in relation to the same period of 2016. The foregoing is mostly explained by:

(a) Lower financial revenue of US$ 4 million as of March 2017 mainly attributable to: (i) greater financial income in Edesur of US$ 5 million mainly from interest gained on financial placements; (ii) offset by lower financial revenue in Holding Enel Américas of US$ 9 million related to lower investments and time deposits.

(b) Higher financial expenses of US$ 32 million due to: (i) higher financial expenses of Celg Distribucion due to the incorporation into the consolidation perimeter as of February 14, 2017 of US$ 20 million, (ii) higher expenses in Enel Distribucion Rio of US$ 21 million mainly due to the settlement of the portfolio sale of US$ 11 million, higher expenses in asset upgrades, legal deposits of US$ 6 million and higher expenses of regulated asset and liability upgrade of US$ 6 million; (iii) the above was offset by lower financial expenses in Edesur of US$ 10 million mainly due to lower expenses of US $8 million Cammesa loans due to the closure of the Investment Plan and reduced spending in fine upgrade for service quality of US$ 27 million in relation to the same period of the previous year, offset by higher financial expenses of the conversion effects of the Argentine peso in relation to the US dollar of US$ 9 million and credits for deferred services due to Resolution No. 64 issued by Cammesa of US$ 16 million.

 (c) Lower income from foreign exchange differences of US$ 13 million mainly explained by: (i) differences of negative exchange in Enel Chocón of US$ 33 million and Central Docksud of US$ 12 million mainly for accounts receivable from Central Vuelta Obligado (VOSA) and negative exchange differences in Enel Distribucion Rio of US$ 10 million for Financial Loans in foreign currencies. The above was offset by (ii) Holding Enel Américas due to positive exchange differences of US$ 42 million corresponding to profits for the settlement of forwards for the hedging of investment in the purchase of Celg Distribucion.

Corporate taxes

The gains tax imposed on companies’ profits increased by US$ 54 million, or 64.9% in 2017, explained mainly by: a US$ 68 million cost increase in Chile (Holding Enel Américas) attributable to: an increase of US$ 35 million due to exchange rates in foreign investment (denominated in US$ for tax purposes) recognized in 2016, a US$ 18 million expense increase corresponding to monetary adjustments for tax equity in 2016 and taxes on accounting profit without dividends of US$ 16 million, (ii) a US$ 5 million increase in Colombia explained mainly by US$ 5 million expense in Codensa S.A. for higher tax revenues in relation to March 2016; (iii) a US$ 22 million decrease in Brazil mainly due to the tax registration of Celg Distribucion of US$ 18 million.

• 25 •

PRESS RELEASE ENEL AMÉRICAS’ CONSOLIDATED FINANCIAL STATEMENTS As of March 31, 2017

ANALYSIS OF THE FINANCIAL STATEMENT

Assets	As of March 31
	2017	2016	Variation	Variation
	(US$ million)%

Current Assets	4,238	4,776	(538)	(11.3)
Non current Assets	14,562	12,075	2,487	20.6

Total Assets	18,800	16,851	1,949	11.6

Enel Américas ’ total assets as of March 31, 2017 increased by US$ 1.949 million compared to the total assets as of December 31, 2016, mostly attributable to:

       Current assets decreased by US$ 538 million, equivalent to 11.3%, mostly explained by:

o   A decrease in Cash and cash equivalent of US$ 991 million, composed mostly of (i) US$ 933 million decrease in Enel Américas SA (Holding entity) due to the capital increase in Enel Brazil of US$ 741 million for the purchase of Celg Distribuidora S.A., a decrease in loans to Enel Brazil of US$ 225 million offset by a US$ 31 million increase of dividends received net of those paid to controlling and minority shareholders, (ii) a US$ 67 million decrease in Emgesa mainly for tax payments and dividends net of revenue from clients , (iii) a US$ 49 million decrease in Enel Distribucion Peru S.A. mainly for the payment to suppliers and debt for bonds net of revenue from clients, (iv) a US$ 41 million decrease in Edesur mainly for the payment of suppliers net of revenue from clients, (v) a US$ 40 million reduction in Codensa mainly for tax payment, dividend payment, bank loans and bonds net of revenue from clients and (vi) a US$ 32 million decrease in Enel Generacion Peru and Enel Generacion Piura mainly payment of taxes, suppliers and bank loans net of client revenue. The foregoing was offset by a US$ 184 million in the Grupo Enel Brasil mainly in the Enel Brasil Holding for loans received from Enel Américas (includes Celg of US$ 11 million).

o   An increase in Commercial accounts receivable and other current sundry receivables of US$ 432 million corresponding mostly to an increase in (i) Grupo Enel Brasil S.A. of US$ 342 million that includes the incorporation of Celg of US$ 306 million, the difference corresponds to higher accounts receivable in Enel Distribucion Rio and EGP Cachoeira Dourada, (ii) an increase in Edesur of US$ 54 million for the application of the new tariff regime, and (iii) an increase in Emgesa of US$ 20 million due to higher commercial accounts receivable due to the increase in energy sales.

       Increased Non-current assets of US$ 2,487 million, equivalent to 20.6%, mainly explained by:

•         Increase in other non-current financial assets of US$ 109 million, mainly due to the effects of the conversion of the Brazilian Real in relation to the US dollar for accounts receivable due to the end of the IFRIC12 concession in the Brazilian distributors Ampla and Coelce of US$ 30 million plus the increase in greater activations during the period of US$ 49 million and the effect of the upgrade of financial assets from the concession of US$ 8 million. Additionally, an increase due to the incorporation of Celg Distribuidora S.A. in the consolidation perimeter of US$ 22 million.

•         Increase in other non-current financial assets of US$ 252 million, mainly due to the incorporation of Celg Distribuidora S.A. of US$ 249 million containing legal deposits for the amount of US$ 71 million and receivables from FUNAC Fondo de Aportaciones to Celg of US$ 178 million.

• 26 •

PRESS RELEASE ENEL AMÉRICAS’ CONSOLIDATED FINANCIAL STATEMENTS As of March 31, 2017

•         Increase in Commercial accounts receivable and other non-current receivables of US$ 82 million corresponding mainly to the increases in (i) Grupo Enel Brasil of US$ 63 million mainly as a result of the incorporation of the assets of Celg Distribuidora S.A. and (ii) an increase in Edesur of US$ 23 million of loans receivable for deferred services according to Resolution No. 64/2017.

•      An increase of Intangible assets other than goodwill of US$ 654 million mostly due to increases in (i) US$ 695 million on account of new investments during the period that include the incorporation of Celg Distribuidora S.A. of US$ 578 (ii) US$ 70 million on account of the effects of converting the different functional currencies of the companies in the countries in which we operate. Said increases were partially offset by decreases: (i) US$ 45 million due to the amortization and impairment for the period, (ii) US$ 66 million for the transfer of financial assets as per IFRIC 12 in Ampla and Coelce.

•      An Increased Goodwill of US$ 1,004 million, mostly on account of the effects of converting the different functional currencies of the companies in the countries in which we operate of US$ 23 million and goodwill from the purchase of Celg Distribuidora S.A. for US$ 981. In case of the last and given that the acquisition of CELG was carried out recently, the consideration of the purchase has been allocated provisionally based on the management’s evaluation. The Company is currently establishing the fair value of the assets acquired and liabilities assumed. The completion of the allocation of the purchase price could lead to certain adjustments to the assigned amounts presented in the financial statements.

•         An increase in Property, plants and equipment of US$ 366 million mostly comprised of (i) a US$ 159 million increase on account of new investments materialized during the period including the incorporation of the assets of Celg Distribuidora S.A. of US$ 13 million and (ii) an increase of US$ 292 million corresponding to the effects of converting the different functional currencies of the companies in the countries in which we operate and (iii) other movements that totaled US$ 14 million. These increases were partially offset by (i) the US$ 99 million in depreciation for the year.

Liabilities and Equity	As of March 31
	2017	2016	Variation	Variation
	(US$ million)%

Current Liabilities	4,308	3,822	486	12.7
Non Current Liabilities	6,423	5,149	1,274	24.7
Total Equity	8,069	7,880	190	2.4
attributable to owners of parent company	6,464	6,200	265	4.3
attributable to non-controlling interest	1,605	1,680	(75)	(4.5)

Total Liabilities and Equity	18,800	16,851	1,949	11.6

Enel Américas’ Total liabilities and equity as of March 31, 2017 increased by US$ 1,949 million as compared to the total liabilities and equity as of March 31, 2016, mostly attributable to:

       Current liabilities increased by US$ 486 million, mostly explained by:

•         Increase in Commercial accounts and other current accounts payable of US$ 457 million, explained primarily by a US$ 464 million increase in Grupo Enel Brasil due to the incorporation of Celg Distribuidora S.A. into the consolidation perimeter of US $ 488 million resulting in an increase in suppliers due to energy purchases and other accounts payable.

• 27 •

PRESS RELEASE ENEL AMÉRICAS’ CONSOLIDATED FINANCIAL STATEMENTS As of March 31, 2017

•         Decrease in current accounts payable to related entities of US$ 36 million, mainly lower accounts payable to Enel Iberoamerica.

An increase in Other current provisions of US$ 67 million mostly attributable to (i) Edesur for US$ 63 million mainly for the upgrade of fines for serve quality with the Argentine regulatory body. The difference corresponds to the conversion effects of different functional currencies in the countries where we operate.

       Non-current liabilities increased by US$ 1,274 million, equivalent to a 24.7% variation, mostly attributable to:

•         An increase in Other financial non-current liabilities (financial debt and derivatives) of US$ 335 million, mostly explained by (i) a US$ 163 million increase in Grupo Enel Brasil S.A. due mostly to the incorporation of Celg Distribuidora S.A into the consolidation perimeter of US$ 178 million for bank loans offset by a decrease in Enel Distribución Ceará of US$ 17 million from the short-term transfer of bank loans and (ii) an increase in Codensa of US$ 162 million corresponding to a new bond issue of E-2 and E-5 series .

•         An increase in Other non-current accounts payable of US$634 million mostly explained by (i) an increase in the CAMMESA loan of US$ 36 million  for Edesur and Enel Costanera subsidiaries in Argentina and (ii) and increase in Grupo Enel Brasil S.A. of US$ 596 million mainly due to the incorporation of Ceg Distribuidora S.A. of US$ 504 million of debt for the purchase of energy and other payable undertakings.

•         An increase in Other non-current provisions of US$ 246 million mostly because of capitalization of legal claims against Ampla and Coelce of US$ 23 million and an increase due to the incorporation of Ceg Distribuidora S.A. of US$ 219 mainly  provisions in lawsuits, labor and tax legal procedures (includes Funac for US$ 166 million).

•         An increase in Non-current provisions for employee benefits of US$ 52 million, mostly explained by the incorporation of Celg Distribucion S.A. into the consolidation perimeter of US$ 43 million, the difference corresponds to the conversion effects of different functional currencies in the countries where we operate.

       The Company’s Total Equity dropped by US$ 190 million, equivalent to 2.4%, mostly attributable to:

•         The Equity attributable to the property (shareholders) of the controller increased by US$ 265 million mostly caused by (i) a US$ 191 million increase in other reserves composed mainly by an increase in difference reserves related to the conversion exchange of US$ 199 million, an increase in cash flow hedging reserves of US$ 2 million and a decrease in other various reserves of US$ 10 million; and (ii) an increase in profit for the year of US$ 74 million.

•         Non-controlling shareholdings dropped by US$ 75 million mostly explained by (i) a US$ 190 million drop due to the payment of dividends; (ii) a US$ 9 million decrease due to other movements. These decreases were partially offset by a US$ 70 million increase for the recognition of profits generated in 2017 and an increase in other comprehensive results of US$ 55 million.

• 28 •

PRESS RELEASE ENEL AMÉRICAS’ CONSOLIDATED FINANCIAL STATEMENTS As of March 31, 2017

The main financial indicators of continuing operations have evolved as follows:

Indicator		Unit	1Q 2017	12/31/2016	1Q 2016	Change	% Change

Liquidity	Current liquidity	Times	0.98	1.25	-	(0.3)	(21.3)
	Acid ratio test (1)	Times	0.96	1.22	-	(0.3)	(21.8)
	Working Capítal	MMCh$	- 70	954	-	(1,024)	(107.3)
Leverage	Leverage	Times	1.33	1.14	-	0.2	16.8
	Short Term Debt	%	40.1%	42.6%	-	(0.0)	(5.8)
	Long Term Debt	%	59.9%	57.4%	-	0.0	4.3
	Financial Expenses Coverage (2)	Times	2.50	-	2.80	(0.3)	(10.7)
Profitability	Operating Income/Operating Revenues	%	20.4%	-	26.7%	(0.06)	(23.6)
	ROE (annualized)%		6.6%	-	13.1%	(0.07)	(49.8)
	ROA (annualized)%		4.4%	-	8.4%	(0.04)	(47.9)

(1) Current assets net from inventories and advanced payments
(2) Considers EBITDA divided by financial expenses

The Company’s Current liquidity as of March 31, 2017 reached 0.98 times, showing a 21.3% decrease in relation to December 31, 2016, mostly explained by decreased cash and cash equivalents, as a result of the acquisition of Celg Distribuidora S.A.

The Acid test as of March 31, 2016 reached 0,96 times, showing a 21.8% decrease in relation to December 31, 2016, explained by decreased cash and cash equivalents.

The Working capital as of March 31, 2017 reached US$ 70 million, representing a decrease in relation to December 31, 2016 mostly explained by decreased cash and cash equivalents.

The Company’s Leverage (indebtedness ratio) stood at 1.33 times as of March 31, 2017, an increase of 0,2 times in relation to December 31, 2016 mostly on account of non-current financial liabilities resulting from the acquisition of Celg Distribuidora S.A.

The Hedging of financial costs as of the period that ended on March 31, 2017 was 2.5 times, which represents a drop of (0.3) times or the equivalent of (10.7%) as compared to the same period of the previous year, mainly because of the increased financial expenses as a result of the incorporation of Celg Distribuidora S.A. and the upgrade of legal deposits.

The Return-on-equity (profitability) index, measured in terms of operating income over operating revenues decreased by 23.6% in relation to the same period of the previous year, reaching 20.4% as of March 31, 2016, mainly due to a lower EBIT.

The Return-on-equity of the controller’s property owners (shareholders) was 6.6%, as a result of a drop in the income attributable to the property owners, mainly due to the results of two months in 2016 as a result of the corporate division that took place on March 1, 2016.

The Return-on-assets was 4.4% as of March 31, 2017 mostly due to a drop in the income for the period, mainly attributable to the results of two months in 2016 as a result of the corporate division that took place on March 1, 2016.

• 29 •

PRESS RELEASE ENEL AMÉRICAS’ CONSOLIDATED FINANCIAL STATEMENTS As of March 31, 2017

MAIN CASH FLOWS

The Company’s net cash flow reached US$ 1,049 million as of March 2017, which represents a US$ 910 million decrease in relation to the same period of the previous year. The main variables on account of the flows of the activities of the operation, investment and financing that explain this decrease in net cash flows, as compared to the same period of 2016, are described below:

Net Cash Flow	As of March 31
	2017	2016	Variation	Variation
	(US$ million)%

From Operating Activities	204	552	(348)	(63.1)

From Investing Activities	(889)	(379)	(510)	134.4

From Financing Activities	(364)	(312)	(52)	16.5

Total Net Cash Flow	(1,049)	(139)	(910)	652.9

The net cash flows stemming from operating activities totaled US$ 204 million as of March 2017, representing a drop of 63.1% in relation to the same period of the previous year. This reduction is mostly explained by an increase in the type of collections for operations activities mainly in (i) the cash receipts from sales and services of US$ 10 million; and (ii) a charge increase for operations of US$ 35 million. These increases were partially offset by (i) lower cash receipts from premiums and services, annuities and other benefits from endorsed policies of US$ 6 million. Higher payments in the type of cash payments from operations mainly in (i) payments to suppliers for the supply of goods and services of US$ 65 million, (ii) payments to and on behalf of employees of US$ 30 million, and (iii) other payments for operation activities of US$ 273 million (see detail in note 8F of the financial statements). In addition, higher payments from cash flows from (i) income tax paid of US$ 13 million and (ii) other cash inputs and (outputs) of US$ 6 million.

The net cash flows used in investment activities totaled US$ 889 cash outflows as of March 2017 explained mainly by (i) disbursements due to the incorporation of properties, plants and equipment of US$ 194 million; (ii) incorporation of intangible assets IFRIC12 of US$ 101 million; (iii) payments arising from contracts for future and swap contracts of US$ 1 million, (iv) cash flows used to obtain control of subsidiaries or other business of US$ 696 million corresponding to the payment for the acquisition of Celg Distribuidora S.A., net of cash and cash equivalents. These outflows of investment cash flows were partially offset by (i) the investment rescue +90 days of US$ 18 million; (ii) cash from future contracts, time options and swaps of US$ 50 million; (iii) interest received of US$ 29 million; and (iv) other cash inflows of US$ 6 million.

The net cash flows used in financing activities were outflows totaling US$ 364 million as of march 2017, stemming mainly from (i) loan payments of US$ 281 million; (ii) dividend payments of US$ 104 million, (iii) interest payments of US$ 109 million, (iv) liability payment for financial rental of US$ 25 million and (v) other cash outflows of us$ 26 million . All the above offset by flows coming from loans of US$ 181 million.

Below we present the Disbursements of the incorporation of Properties, Plants and Equipment and their Depreciation for the periods ended in March 2017 and 2016.

• 30 •

PRESS RELEASE ENEL AMÉRICAS’ CONSOLIDATED FINANCIAL STATEMENTS As of March 31, 2017

PROPERTY, PLANTS AND EQUIPMENT INFORMATION BY COMPANY
(million Ch$)

Company	Payments for additions of Property, plant and equipment		Depreciation
	1Q 2017	1Q 2016	1Q 2017	1Q 2016

Enel Generación Chile S.A. (ex Endesa Chile )	-	69	-	-
Enel Generación Perú S.A. ( Edegel)	16	8	15	15
Enel Generación el Chocón S.A. (Chocón)	-	-	1	1
Enel Generación Costanera S.A. (Costanera)	12	13	9	6
Emgesa S.A.	47	31	18	14
EGP Cachoeira Dourada S.A. ( Cachoeira Dourada)	-	1	2	2
Compañía Eléctrica de Fortaleza (Fortaleza)	3	3	2	2
Enel CIEN S.A. (Cien )	1	-	4	3
Enel Distribución Chile S.A. (ex Chilectra S.A.)	-	16	-	-
Edesur S.A.	24	26	5	4
Enel Distribución Perú (ex Edelnor)	29	33	12	11
Enel Distribución Río S.A. (*)	59	54	22	16
Enel distribuión Ceara (*)	39	26	14	10
Celg Distribución S.A.(*)	4	-	8	-
Codensa S.A.	59	50	26	19
Servicios Informáticos e Inmobiliarios (ex ICT)	-	-	-	-
Holding Enel Américas y Sociedades de Inversión	-	2	-	-
Enel Trading Argentina (Cemsa )	2	-	-	-
Central DockSud	-	-	4	4
Enel Generación Piura (ex Empresa Eléctrica Piura)	3	1	2	2

Total	298	333	144	108

(*) Includes intangible assets concessions

• 31 •

PRESS RELEASE ENEL AMÉRICAS’ CONSOLIDATED FINANCIAL STATEMENTS As of March 31, 2017

MAIN RISKS RELATED TO THE ACTIVITIES OF ENEL AMÉRICAS GROUP

The Group’s operations are subject to a broad set of governmental regulations, and any changes introduced in them could affect their operations, economic situation and operating income.

The Group’s operative subsidiaries are subject to a wide range of tariff regulations and other aspects that govern their operations in the countries in which they operate.  Consequently, the introduction of new laws or regulations, such as the modification of laws or regulations currently in effect, could impact their operations, economic situation and operating results

Such new laws or regulations, on occasion, modify regulatory aspects that may affect existing entitlements; which, as the case might be, may adversely affect the group’s future results.

The Group’s operations are subject to wide-ranging environmental regulations that Enel Américas continuously meets.  Eventual modifications introduced to such regulations could impact its operations, economic situation and operating income.

Enel Américas and its operative subsidiaries are subject to environmental regulations; which, among other things, require preparing and submitting Environmental Impact Studies for projects under study, obtaining licenses, permits and other mandatory authorizations and complying with all the requirements imposed by such licenses, permits and regulations. Just as with any regulated company, Enel Américas cannot guarantee that:

•         Public authorities will approve such environmental impact studies;

•         Public opposition will not derive in delays or modifications to any proposed project;

•         Laws or regulations will not be modified or interpreted in a manner such as to increase expenses or affect the Group’s operations, plants or plans.

The Group’s commercial operations have been planned in a manner such as to mitigate eventual impacts derived from altered hydrological conditions.

The operations of the Enel Américas Group include hydroelectric generation and, therefore, they depend from the hydrological conditions that exist at each moment in the broad geographical areas where the Group’s hydroelectric generation facilities are located. If the hydrological conditions generate droughts or other conditions that may negatively impact hydroelectric generation, then, the outcome will be adversely affected, reason why Enel has established -as an essential part of its commercial policy - to refrain from contractually committing 100% of its generation capacity.  The electric business, in turn, is also affected by atmospheric conditions such as mean temperatures that condition consumption. Depending on weather conditions, differences may be generated on the margins obtained by the business.

The financial situation and result of the operations may be adversely affected if the exposure to interest rate fluctuations, commodity prices and foreign exchange rates are not effectively managed.

• 32 •

PRESS RELEASE ENEL AMÉRICAS’ CONSOLIDATED FINANCIAL STATEMENTS As of March 31, 2017

RISK MANAGEMENT POLICY

Enel Americas Group companies are exposed to certain risks they manage through the application of identification, measurement, concentration limitation and supervision systems.

Among the basic principles defined by the Group in the establishment of its risk management policy are the following:

- Comply with the rules of good corporate governance.

- Comply strictly with the entire regulatory system of the Group.

- Each business and corporate area defines:

I. The markets in which it can operate on the basis of sufficient knowledge and capabilities to ensure effective risk management.

II. Criteria on counterparties.

III. Authorized operators.

- Businesses and corporate areas establish for each market in which they operate their predisposition to risk in a manner consistent with the defined strategy.

- All operations of the businesses and corporate areas are carried out within the limits approved in each case.

Businesses, corporate areas, business lines and companies establish the necessary risk management controls to ensure that transactions in the markets are performed in accordance with Enel Americas policies, rules and procedures.

Rate of interest risk.

Interest rate fluctuations modify the fair value of those assets and liabilities that accrue a fixed rate of interest, as well as the future flows of assets and liabilities indexed at a variable rate of interest.

The objective of managing the interest rate risk is to reach a debt structure equilibrium that would enable minimizing debt costs while reducing Income Statement volatility.

Depending on the Group’s estimates and on the objectives of its debt structure, various hedging operations are performed by contracting derivatives to mitigate such risks. The instruments currently used are rate swaps of variable rates to fixed rates.

The comparative structure of the financial debt of the Enel Group, according to fixed and/or protected and variable rates of interest over total gross debt, after the derivative contracts, is the following:

Net position:

	31-03-2017%	31-12-2016%
Fixed Interest Rate	46%	44%

• 33 •

PRESS RELEASE ENEL AMÉRICAS’ CONSOLIDATED FINANCIAL STATEMENTS As of March 31, 2017

21.1  Foreign exchange rate risk.

Foreign exchange rate risks are primarily inherent to the following transactions:

•         Debt contracted by Group companies denominated in currencies other than those in which their cash flows are indexed.

•         Payments to be made in currencies other than those in which their cash flows are indexed, for material purchases associated to projects and payment of corporate insurance policy premiums.

•         Income of Group companies directly linked to the fluctuation of currencies other than those of its own cash flows.

•         Cash flows from foreign subsidiaries to parent companies in Chile exposed to foreign exchange rate variations.

In order to mitigate the foreign exchange rate risk, the hedging policy of the Enel Group regarding foreign exchange rates is based on cash flows and aims at maintaining a balance between USD-indexed flows, or local currencies if there are, and the level of assets and liabilities in such currency. The objective is to minimize the exposure of cash flows to foreign exchange rate variations.

The instruments currently used in compliance with the policy are: cross-currency swaps and foreign exchange rate forwards. Similarly, the policy seeks to refinance debt in each company’s operating currency.

21.1  Commodities risk.

The Enel Américas Group is exposed to the risk of price variations of certain commodities, primarily through:

•         Fuel purchases in the process of electric energy generation.

•         Spot energy purchases in local markets.

In order to reduce the risk under extreme drought conditions, the Group has designed a commercial policy that defines sale commitment levels in line with the capacity of its generating centrals during a dry year, by including risk mitigation clauses in some contracts with free clients. In the case of regulated clients subject to long-term tender processes, indexing polynomials are determined in order to reduce commodity exposure.

In consideration of the operative conditions confronted by Chile’s electric generation market, plus the drought and commodity price volatility in international markets, the Company is continuously checking the convenience of hedging the impact of these price variations in its income. As of March 31, 2017, there were energy purchases Future contracts operations for 55 GWh for the period Apr-Dec 2017. Such purchases are for backup of energy sales contracts in the wholesaler market. Additionally there were made sales of Energy futures by 13.4 GWh for the period Apr-Dec 2017, associated to hedge the cash flow risk of indexed customers of the Non-Regulated Market. At March 31, 2017, fifteen (15) contracts of sale and fifty-two (52) of energy futures were settled each year by 0.36 GWh. As of December 31, 2016, there were contracts for the purchase of energy futures for 69.84 GWh, for the period January-December 2017. These purchases support a contract for the sale of energy in the wholesale market. On the other hand, sales of energy futures were realized for 15.12 GWh for the period Jan-Dec 2017, in connection with the hedge of cash flows of clients from the non regulated market. As of December 31, 2016, ten (10) sale contracts and one (1) energy purchase contract were liquidated, each one of them for 0.36 GWh.

• 34 •

PRESS RELEASE ENEL AMÉRICAS’ CONSOLIDATED FINANCIAL STATEMENTS As of March 31, 2017

21.2  Liquidity risk.

The Group maintains a liquidity policy that consists in contracting long-term credit commitment facilities and temporary financial investments for amounts sufficient to support the projected needs of a given period; which, in turn, is a function of the overall situation and expectations of the debt and capital markets.

The above-mentioned projected needs include maturities of net financial debt; namely, after financial derivatives.  For additional information regarding the characteristics and the terms and conditions of such financial debt and financial derivatives (see notes 19, 21 and Annex 4 hereunder).

As of March 31, 2017 the Enel Américas Group had a liquidity position of MUS$1.698.176  in cash and cash equivalents and of MUS$ 141.953 in unconditionally-available long-term lines of credit.  As of March 31, 2016, the Enel Américas Group’s liquidity position amounted to MUS$2.689.456 in cash and cash equivalent and MUS$129.944 in unconditionally-available long-term lines of credit.

21.3  Credit risk.

The Enel Américas Group monitors its credit risks continuously and in detail.

Commercial accounts receivable:

Compared to the credit risks of accounts receivable from commercial activities, this is a risk that has been historically quite limited since the short collection term afforded our clients prevents significant individual accumulation.  The foregoing is applied to both our electricity generation and distribution lines of business.

In our electricity generation line of business, in certain countries, when confronted to payment defaults it is possible to cut off supply, and almost every contract establishes non-payment as a cause for contract termination.  To that effect, we continuously monitor the credit risk and measure the maximum amounts exposed to payment risk; which, as said earlier, are quite limited.

Our electricity distribution companies are authorized, in all cases, to cut off supply to non-performing customers, which is applied in line with the current regulations of each country; all of which facilitates the credit risk evaluation and control process; which, to be sure, is just as limited.

Assets of a financial nature:

Cash surpluses are invested in top domestic and foreign financial institutions (inasmuch as possible with a risk classification of investment grade or equivalent) with pre-established limits per institution.

• 35 •

PRESS RELEASE ENEL AMÉRICAS’ CONSOLIDATED FINANCIAL STATEMENTS As of March 31, 2017

In our selection of banks for investments, we consider those ranked with investment grade according to the three top international risk classification agencies (Moody’s, S&P and Fitch).

Our placements may be backed up with treasury bonds of those countries in which we operate and/or bank notes issued by top banks, preferring the latter since they offer better returns (always framed within current placement policies).

Derivatives are contracted with highly solvent entities, so that all operations are contracted with institutions with investment grade credit rating.

Risk Management.

The Enel Américas Group prepares a Value at Risk (VaR) measurement for its own debt positions and financial derivatives, with the purpose of monitoring the risk assumed by the company, thus circumscribing Income Statement volatility.

The portfolio of the positions included for the purposes of calculating the present Value at Risk, is comprised of:

•         Financial debt.

•         Derivatives for hedging Debt, Dividends and Projects.

The calculated Value at Risk represents the possible value variation of the above-described positions portfolio within one day and with 95% certainty. To that effect we have studied the volatility of the risk variables that affect the value of the positions portfolio; which includes:

•         The USD Libor rate of interest.

•         The various currencies in which our companies operate, the habitual local indices of bank practices.

•         The exchange rates of the different currencies implied in the calculation.

The Value at Risk calculation is based on the extrapolation of future market value scenarios (one quarter out) of the risk variables based on real observations for the same period (quarter) through a 5-year period.

The Value at Risk for the next quarter, with 95% confidence level, is calculated as the percentile of the most adverse 5% of the possible quarterly changes.

Taking into account the aforementioned hypotheses, the Value at Risk of the above-discussed positions one quarter out is: MUS$ 203.979 million.

This value represents the potential increment of the debt and derivatives portfolio; therefore, this value at risk is intrinsically linked, among other factors, to the value of the portfolio at the end of each quarter.

Other risks.

• 36 •

PRESS RELEASE ENEL AMÉRICAS’ CONSOLIDATED FINANCIAL STATEMENTS As of March 31, 2017

As is the habitual practice in bank credits and capital market operations, a portion of the financial indebtedness of Enel and its subsidiary Endesa Chile is subject to cross-default provisions.  If certain defaults (non-complying) are not indeed remedied, they may result in a cross default situation and certain liabilities of these companies may eventually become callable.

As of March 2017, non-payment of debt of these companies, following any applicable grace period of any debt of Enel Américas, of a capital amount in excess of U$ 150 million, or its equivalent in other currencies, may lead to the forced acceleration payment of a substantial part of the Yankee Bonds.

Finally, on March 2017 in the case of local bonds, credit lines and international syndicated loan of Enel Américas, the early payment of these debts, it triggered only by breach of the issuer or debtor, ie Enel Américas not referring to their foreign subsidiaries. In the case of local bonds, the cross default may be triggered in cases where the amount in arrears exceeding 3% of Total Consolidated Assets, either on an individual debt or debt at the aggregate level. In the case of local lines and international syndicated loan, the default cross is triggered if the amount in default on a debt exceeds US $ 50 million for local line and US $ 150 million for the syndicated loan, or its equivalent in other currencies and also additional conditions such as the expiration of grace periods are met. These lines have not been paid.

There are no provisions in the credit agreements by means of which changes in the corporate classification of the debt of these companies by risk classification agencies may generate an obligation to make debt prepayments.

BOOK VALUE AND ECONOMIC VALUE OF ASSETS

Compared to the assets of higher importance, we should mention the following:

Real estate properties, plant and equipment are valued at their purchasing cost, net of their corresponding accumulated depreciation and losses experienced on account of depreciation. Real estate properties, plant and equipment, net of their residual value, as the case might be, are depreciated lineally by distributing the cost of their different integral elements over their estimated useful life, which is the period during which the companies expect to use them. Such useful life estimate is reviewed periodically.

The goodwill (lower value of investments or commercial funds) generated in the consolidation exercise represents the excess acquisition cost over the group’s participation in the fair value of assets and liabilities, including contingent liabilities and any non-controlling shareholdings identifiable in a subsidiary company as of the date of acquisition. Goodwill is not amortized, but rather, at the closing of each fiscal year it is estimated whether it has been the subject of any depreciation that might reduce its recoverable value for an amount below its registered net cost, in which case its value is restated accordingly.  (See Note 3.e of the Financial Statements).

Throughout the year and, primarily at its closing date, an evaluation is performed to determine whether there is any indication that any given asset would have possibly suffered a loss due to impairment.  Should there be such an indication, we estimate the recoverable amount of such asset in order to determine, as the case might be, the amount of such impairment. If these are identifiable assets that do not generate independent cash flows, we then estimate the recoverability of the cash generating unit to which such asset belongs, understanding as such the smallest identifiable group of assets that generates independent cash inflows.

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PRESS RELEASE ENEL AMÉRICAS’ CONSOLIDATED FINANCIAL STATEMENTS As of March 31, 2017

Foreign-currency-denominated assets are shown at their rate of exchange at the closing of the period.

Notes and accounts receivable from related companies are classified according to their short and long-term maturities.  Operations adhere to fair conditions similar to those that prevail in the market.

In sum, assets are valued pursuant to the International Financial Reporting Standards (IFRS), whose criteria are set forth in Notes N°2 and 3 of these Enel Américas’ consolidated financial statements.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Enel Américas S.A.

By: /s/ Luca D'Agnese
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Title: Chief Executive Officer

Date: May 8, 2016